Exhibit 6.6

Co-Tenancy Agreement

This Agreement was reached on March 15, 2022, between (among) the following organizations: VSBLTY, Inc. (“VSBLTY”) and Radar USA Inc. (“Radar”), individually Co-Tenant and collectively referred to as Co-Tenants.

WHEREAS Co-Tenants signed a Lease dated March 15, 2022, regarding the property located at 448 W Market Street, Suite 203, San Diego, California, 92101 called from now on in this Agreement “the dwelling,” from Cracker Factory, LLC, California Limited Liability Company (from now on in this Agreement called “the Landlord”), for a term lasting from March15, 2022, through April 30, 2025. A copy of the original Lease Agreement is attached and incorporated herein. A security or damage deposit totaling $9,063.08 was paid to Cracker Factory, owner or manager of the dwelling. As per the Lease, a rental payment of $8,694.00, and includes both parking for 2 spots totaling $400.00 per month and utilities, is due each month. Therefore, each co-tenant is responsible for $4,347.00 per month during the first 12 months of the date of this Agreement.

WE AGREE THAT:

1. Lease and Rules:

Each Co-Tenant agrees to abide by the terms of the Lease Agreement entered into with the Landlord, and by all rules, and conditions set out in the Lease Agreement or in any other document signed and entered into with the Landlord and the local laws and ordinances where the dwelling is located.

2. Rent:

The Co-Tenants agree to share the cost of rent as follows:

Radar USA shall be responsible for $4,347.00 and VSBLTY shall be responsible for $4,347.00. Each Co- Tenant agrees to pay his or her portion of the rental payment prior to the payment deadline set by the Landlord. For the avoidance of doubt, Radar will reimburse VSBLTY each month via a monthly invoice.

Each Co-Tenant agrees to pay his/her share of the rent as set forth in the first paragraph of this Agreement and also paragraph 13 of this Agreement.

UTILITIES AND SERVICES.

The Co-Tenants shall be responsible for the following utilities and services in connection with the Premises if such services are outside of the monthly rent fee:

-	electricity
-	water and sewer
-	gas
-	heating
-	garbage and trash disposal
-	janitorial services
-	telephone service

The Co-Tenants acknowledge certain charges, utility rates and services will be paid directly by VSBLTY and reimbursed by Radar for its pro rata portion to the service provider or to the Landlord as required. In addition, the Co-Tenants understand and acknowledge that the Agreement regarding utility costs contained herein is subordinate to any Agreement made with the Landlordand this Agreement is not binding upon the Landlord should a Co-Tenant fail to pay his or her portion of the services as defined herein.

3. Other Expenses:

The Co-Tenant’s further agree to divide the following expenses as stated herein:

General Damages - The parties will equally divide the cost of repair for any damages to the property not attributed to a specific Co-Tenant or a Co-Tenant’s guest. The Co-Tenant’s agree each Co-Tenant is solely and individually responsible for damages to the property cause by himself or herself and any guest of the Co- Tenant.

General Maintenance and Upkeep - The cost will be shared equally by the Co-Tenants.

4. Terminating Tenancy:

Each Co-Tenant agrees to remain a resident of the premises during the full term of the tenancy, and to continue to pay their share of all of the payments under this Agreement unless either ofthe following conditions occurs:

a. The Co-Tenant (to be called from now on in this section of the Agreement “the old tenant”), at his or her own expense, locates another tenant (to be called from now on in this Agreement “the new tenant”) to take over the old tenant’s share. The new tenant will not be permitted to move into the property unless the new tenant is acceptable to the other Co-Tenant and to the Landlord. But the Co-Tenants agree that they will not be unreasonable in refusing to consent to a new tenant. The new tenant must sign a copy of this Agreement prior to moving in and agrees to be bound by the terms of this Agreement.

b. The other Co-Tenants agree in writing to release the old tenant from this Agreement.

5. Security or Damage Deposit:

The Co-Tenants agree that their claim to the security deposit or any remainder that the Landlord may refund is to be shared pro rata. Radar agrees to pay 50% of the security deposit totaling $9,063.08 (or $4,531.54)

to VSBLTY which VSBLY will hold as a “deposit” on behalf of Radar.

6. Liability

Co-Tenants sharing rented premises are “jointly and severally” liable under a Co-Tenancy Agreement. This means a Landlord can pursue one or all of the Co-Tenants for items such as outstanding rent, cleaning, damages, etc. It is advisable that Co-Tenants develop adequate arrangements for the payment of the rent and household bills when they enter into a Co-Tenancy agreement. If one of the Co-Tenants fails to pay their share of the rent and the Landlord does not receive all rent due, the Landlord may hold all Co-Tenants responsible for payment and any late fees. However, each Co-Tenant agrees to indemnify and hold harmless the other Co-Tenant against charges, penalties or fees assessed due to his or her actions or failure to act.

7. Repairs and Improvements:

No repairs or improvements to the dwelling in excess of $1,000.00 shall be undertaken unless unanimously agreed to in writing by the Co-Tenants.

8. Pets:

Co-Tenants shall abide by the pet rules established by the Landlord and the locality where the dwelling is located. Should a Co-Tenant separately own and keep a pet on the premises that Co-Tenant will be solely responsible for any charges, fees or damages accrued due to the pet’s occupancy of the Property.

9. Agreement with Landlord:

This Agreement in no way modifies the Lease Agreement between the Landlord and the Co-Tenants. This Agreement only defines the relationship among or between the Co-Tenants.

10. Payments:

Each Co-Tenant is responsible for all obligations set forth in this Agreement. Should a Co-Tenant pay a difference, part difference or entire bill in excess of his or her share as defined herein, he or she shall be entitled to repayment from the other Co-Tenant.

11. Survival:

Even if some party to this Agreement breaks this Agreement, this Agreement shall remain in effect for all parties to this Agreement unless released according to the Terminating Tenancy clause of this Agreement. This Agreement can only be cancelled or changed in writing signed by all Co-Tenants and all new tenants, but the signatures of old tenants (as that term is used in this Agreement) shall not be necessary. This does not mean that anyone has the right to throw anyone else out of the dwelling without due process.

12. Governing Law

This Agreement shall be interpreted under the laws of the State Pennsylvania.

13. Cancellation:

All previous Co-Tenancy Agreements between these same parties are cancelled, but any money any party owes any other party under such Agreement is still owed. The party who owes such money agrees to pay it to the party he or she owes it to.

VSBLTY, Inc. (co-tenant)		Radar USA Inc. (co-tenant)

By:	/s/ Mitch Codkind	By:	/s/ Jeff Muller
Name:	Mitch Codkind	Name:	Jeff Muller
Title:	CFO	Title:	CEO
Date:	Mar 18, 2022	Date:	Mar 18, 2022

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